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SE 09059348 ...MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65790

SEC Mail Processing Section

JAN 29 2009

Washington, DC
111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2007 (MM/DD/YY) AND ENDING November 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLB Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3333 Michelson Suite 620
(No. and Street)

Irvine (City) California (State) 92612 (Zip Code)

ROSALIE VARGAS
Commission # 1756408
Notary Public - California
Orange County
MyComm. Expires Jul 12, 2011

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Lechman (949) 955-1966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Lechman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLB Trading, Inc., as of November 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn (or affirmed) to before me this 30 day of Dec 2008 by Rosalie Vargas personally known to me or proved to me on the basis of satisfactory evidence to be the

Rosalie Vargas
Notary Public Expires 7-12-2011

Signature

President

Title

ROSALIE VARGAS
Commission # 1756405
Notary Public - California
Orange County
My Comm. Expires Jul 12, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Orange

On Dec 30, 08 (Date) before me, Rosalie Vargas, Notary (Here Insert Name and Title of the Officer),

personally appeared Robert A. Lechman (Name(s) of Signer(s))

________________________________,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

ROSALIE VARGAS
Commission # 1756405
Notary Public - California
Orange County
My Comm. Expires Jul 12, 2011

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Place Notary Seal Above

Signature Rosalie Vargas (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audit Report

Document Date: 11-30-2008 Number of Pages: 1

Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________
☐ Individual
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____________

Signer Is Representing: ____________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ____________
☐ Individual
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____________

Signer Is Representing: ____________

RIGHT THUMBPRINT OF SIGNER
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BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
GLB Trading, Inc.:

We have audited the accompanying statement of financial condition of GLB Trading, Inc. (the Company) as of November 30, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GLB Trading, Inc. as of November 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 28, 2009

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

GLB Trading, Inc.
Statement of Financial Condition
November 30, 2008

Assets

Cash and cash equivalents	$ 3,365,714
Receivable from brokers and dealers	1,668,566
Marketable securities	82,337
Loans to shareholder	315,435
Total assets	$ 5,432,052

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 18,232
Commissions payable	1,058,116
Due to clearing organizations	3,677,318
Income taxes payable	26,100
Total liabilities	4,779,766
Stockholder's equity	
Common stock, no par value, 1,500,000 shares authorized, 1,000 issued and outstanding	–
Additional paid-in capital	534,530
Retained earnings	117,756
Total stockholder's equity	652,286
Total liabilities & stockholder's equity	$ 5,432,052

The accompanying notes are an integral part of these financial statements.

GLB Trading, Inc.
Statement of Operations
For the Year Ended November 30, 2008

Revenues	
Commission income	$ 30,441,115
Fee-based and rebate income	57,202
Net inventory and investment gains (losses)	(105,847)
Interest income	33,522
Total revenues	30,425,992
Expenses	
Floor brokerage, exchange, and clearance fees	15,973,993
Commission expense	11,648,751
Employee compensation and benefits	699,787
Occupancy and equipment rental	163,566
Professional fees	1,367,118
Communications and data processing	62,632
Interest expense	4,831
Other operating expenses	445,683
Total expenses	30,366,361
Income (loss) before income tax provision	59,631
Income tax provision	27,300
Net income (loss)	$ 32,331

The accompanying notes are an integral part of these financial statements.

GLB Trading, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended November 30, 2008

	Common Stock	Additional Paid–In Capital	Retained Earnings	Total
Balance at November 30, 2007	$ –	$ 984,530	$ 85,425	$1,069,955
Capital distributions	–	(450,000)	–	(450,000)
Net income (loss)	–	–	32,331	32,331
Balance at November 30, 2008	$ –	$ 534,530	$ 117,756	$ 652,286

The accompanying notes are an integral part of these financial statements.

GLB Trading, Inc.
Statement of Cash Flows
For the Year Ended November 30, 2008

Cash flow from operating activities:		
Net income (loss)		$ 32,331
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 7,608	
(Increase) decrease in:		
Receivable from broker and dealers	543,164	
Marketable securities	493,043	
Other receivables	22,942	
Prepaid income tax	1,200	
(Decrease) increase in:		
Accounts payable	18,232	
Commissions payable	(2,166,693)	
Due to clearing organizations	2,188,694	
Income taxes payable	26,100	
Total adjustments		1,134,290
Net cash and cash equivalents provided by (used in) operating activities		1,166,621
Cash flows from investing activities:		–
Cash flows from financing activities:		
Capital distributions	(450,000)	
Loans to shareholder	(10,591,843)	
Repayment of loans from shareholder	10,276,408	
Net cash and cash equivalents provided by (used in) financing activities		(765,435)
Net increase (decrease) in cash and cash equivalents		401,186
Cash and cash equivalents at beginning of year		2,964,528
Cash and cash equivalents at end of year		$ 3,365,714

Supplemental disclosure of cash flow information
Cash paid during the period ended November 30, 2008

Income taxes	$ –
Interest	$ 4,831

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

GLB Trading, Inc. (the "Company") was incorporated on June 10, 2002, in the State of California under the name GLBVest, Inc. On April 10, 2006, the Company changed its name to GLB Trading, Inc. The Company is in the business of securities brokerage and investment counseling. The Company operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investors Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

On October 2, 2008, FINRA granted the application of the Company to increase the number of securities in which it makes markets and to engage in self-clearing activities only in trades that affect the Company's trading accounts. Accordingly, the Company is required to maintain a minimum net capital of not less than the higher of $250,000 or the amount otherwise required under SEC Rule 15c3-1(a)(4).

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company includes money market accounts and cash in margin accounts as cash equivalents.

Securities transactions are recorded on a trade date basis for both the Company's customers and the Company. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Receivable from brokers and dealers are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes," which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities.

Note 2: MARKETABLE SECURITIES / MARGIN BALANCE

As of November 30, 2008, the Company held $82,337 in Marketable Securities with its principal clearing broker, against which there were margin account balances of $40,541, which is included in the Due to clearing organizations account on the Statement of Financial Condition. The securities are held on a short term basis, and are carried at current market value, which approximates cost. The Company has adequate resources to meet any potential margin calls.

Note 3: LOANS TO SHAREHOLDERS

As of November 30, 200 8, the Company carried a non-interest bearing loan from its sole shareholder. This represents the residual of numerous advances to and repayments from the shareholder during the year. The balance outstanding represents amounts advanced within the last 45 days of the year end.

Note 4: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party. During the year ended November 30, 2008, the Company cleared more than 80% of its trades through a single clearing broker.

Note 5: OFF-BALANCE-SHEET RISK

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. All of the customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of November 30, 2008, the receivables from clearing brokers pursuant to these clearance agreements totaled $1,668,566. Of that total amount, $1,326,470 is due from a single broker. All balances are less than 30 days old.

Note 6: INCOME TAXES

The tax provision at November 30, 2008, consisted of the following;

Federal income tax	$ 16,600
State income tax	10,700
Total income tax provision	$ 27,300

Note 7: PROFIT SHARING PLAN AND DEFINED BENEFIT PLAN

Effective October 9, 2006, the Company's Board of Directors adopted a qualified 401(k) Profit Sharing Plan (the "Plan") and a 412 Defined Benefit Pension Plan. All employees, 21 years of age or older, are eligible to participate in the Plan, provided they have been employed for more than six (6) months and have been credited with a minimum of 100 hours of service each month. Participants are allowed to defer up to the legal limit or 99% of their compensation, whichever is greater. The Company is not permitted to make any contributions to this plan.

Note 7: PROFIT SHARING PLAN AND DEFINED BENEFIT PLAN (Continued)

The Defined Benefit Plan is available for all employees who have a minimum of one (1) year of service and have reached 21 years of age. The Plan's unit benefit is defined as 20% of the participant's average annual/monthly compensation multiplied by the participant's years of credited service, limited to a maximum of five. For the year ended November 30, 2008, the Company contributed $175,250, to its Defined Benefit Plan.

Note 8: COMMITMENTS AND CONTINGENCIES

Commitments

The Company maintains an office Chicago, IL, occupying the space under a noncancellable operating lease expiring in April, 2009. The Company closed its California office in Irvine in December, 2008. Total rent expense for the year ended November 30, 2008 was $148,848.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. Effective October 3, 2008, the FDIC insurance limit was increased from $100,000 to $250,000. The new limit is applicable through December 31, 2009.

At times during the year ended November 30, 2008, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

In the ordinary course of business, the Company has been named as a defendant in various legal matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

Note 9: CREDIT LINE

Under a loan agreement dated May 25, 2007, the Company maintains a $250,000 revolving line of credit with Bank of America. The agreement, renewed in May 2008, is set to expire June 1, 2009. The interest rate in effect is one and a half points above the bank's prime rate, or 4.75% at November 30, 2008. There was no outstanding balance under this arrangement at year end.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending November 30, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/06
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11: COMPUTATION OF NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on November 30, 2008, the Company had net capital of $324,500 which was $5,849 greater than its required net capital of $318,651; and the Company's ratio of aggregate indebtedness ($4,779,766) to net capital was 14.73 to 1, which is less than the 15 to 1 maximum ratio allowed of a broker/dealer.

GLB Trading, Inc.
Notes to Financial Statements
November 30, 2008

Note 12: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There was a $265,106 difference between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 589,606
Adjustments:		
Haircuts on marketable securities	$ (12,351)	
Non allowable assets	(282,827)	
Retained earnings	30,072	
Total adjustments		(265,106)
Net capital per audited statements		$ 324,500

GLB Trading, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of November 30, 2008

Computation of net capital		
Stockholder's equity		
Common stock	$ –	
Additional paid-in capital	534,530	
Retained earnings	117,756	
Total stockholder's equity		$ 652,286
Less: Non–allowable assets		
Loans to Shareholders	(315,435)	
Total non–allowable assets		(315,435)
Net Capital before haircuts and undue concentration		336,851
Haircuts and undue concentration		
Haircuts on securities	(12,351)	
Total haircuts and undue concentration		(12,351)
Net capital		324,500
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 318,651	
Minimum dollar net capital required	250,000	
Net capital required (greater of above)		318,651
Net Capital excess		$ 5,849
Percentage of aggregate indebtedness to net capital	14.73	

There was a $265,106 difference in net capital computed above and that which was reported by the Company's unaudited Form X-17A-5 report dated November 30, 2008. See Note 12.

See independent auditor's report.

GLB Trading, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of November 30, 2008

A computation of reserve requirement is not applicable to GLB Trading, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

GLB Trading, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of November 30, 2008

Information relating to possession or control requirements is not applicable to GLB Trading, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

GLB Trading, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended November 30, 2008

Board of Directors
GLB Trading, Inc.:

In planning and performing our audit of the financial statements of GLB Trading, Inc. (the Company), as of and for the year ended November 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 28, 2009

SEC Mail Processing
Section

JAN 29 2009

Washington, DC

GLB Trading, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended November 30, 2008